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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                             Cheniere Energy, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.003 per share
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                         (Title of Class of Securities)

                                   16411R109
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                                 (CUSIP Number)

                             BSR Investments, Ltd.
                              c/o Don A. Turkleson
                               1200 Smith Street
                                   Suite 1740
                           Houston, Texas 77002-4312
                                 (713) 659-1361
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 27, 2000
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                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 5 Pages)
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                                  SCHEDULE 13D
CUSIP No. 16411R109


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1)   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (entities only)
     BSR Investments, Ltd.
     (I.R.S. Identification No. not applicable)

----------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [ ]

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3)   SEC Use Only

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4)   Source of Funds (See Instructions)
     OO

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5)  Check if Disclosure of Legal Proceedings is Required
    Pursuant to Items 2(d) or 2(e)
    [ ]

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6)  Citizenship or Place of Organization
    British Virgin Islands

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                           7)  Sole Voting Power
                               Common Stock              1,281,161
  Number of
  Shares                  --------------------------------------------
Beneficially               8)  Shared Voting Power
  Owned by                     Common Stock                      0
   Each
 Reporting                --------------------------------------------
  Person                   9)  Sole Dispositive Power
   With                        Common Stock              1,281,161

                          --------------------------------------------
                          10)  Shared Dispositive Power
                               Common Stock                      0

----------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned By Each Reporting Person
    Common Stock                                         1,281,161

----------------------------------------------------------------------
12) Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)
    [ ]

----------------------------------------------------------------------
13) Percent Of Class Represented By Amount In Row (11)
    Common Stock                                              11.9%

----------------------------------------------------------------------
14) Type Of Reporting Person
    CO
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                              (Page 2 of 5 Pages)
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The Schedule 13D is amended to make the following changes to certain items:

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. (all numbers reflect the 1-for-4 stock split effective October 18, 2000).

Add the following:

     On October 27, 2000, BSR purchased 250,000 shares of Common Stock in a private transaction. The aggregate purchase price for the 250,000 shares of Common Stock purchased by BSR was $500,000. BSR acquired the shares with working capital of BSR.

     Pursuant to a Subscription Agreement dated September 30, 1999, BSR is entitled to additional Units for each month beyond 120 days from September 30, 1999 during which time a registration statement covering the shares of Common Stock of Cheniere initially issued to BSR has not been declared effective. A "Unit" consists of .25 shares of Common Stock and a warrant to purchase 0.125 shares of Common Stock with an exercise price of $6.00 per share. For each such additional month, BSR is entitled to additional Units in an amount equal to two percent (2%) multiplied by the original number of Units issued to BSR (27,500). In anticipation of declaring such a registration statement effective by the end of May 2000, Cheniere issued 2,200 Units to BSR on April 14, 2000. The 2,200 Units consisted of 2,200 shares of Common Stock and warrants to purchase 1,100 shares of Common Stock at an exercise price of $6.00 per share.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. (all numbers reflect the 1-for-4 stock split effective October 18, 2000).

Replace (a) and (b) with the following:

(a) BSR owns of record 1,124,644 shares of Common Stock and presently exercisable warrants to purchase up to 41,667 shares on or before December 31, 2001, 100,000 shares on or before September 15, 2002, 13,750 shares on or before September 30, 2002 and 1,100 shares on or before April 13, 2003, all at an exercise price of $6.00 per share. In the aggregate, BSR beneficially owns 1,281,161 shares of Common Stock, representing approximately 11.9% of the issued and outstanding shares of Common Stock, based on information provided in Cheniere's most recent quarterly report on Form 10-Q for the period ending June 30, 2000, that states that Cheniere had 10,747,393 shares of Common Stock issued and outstanding as of August 10, 2000.

     Nicole Souki does not beneficially own any Common Stock (other than in her capacity as an executive officer or director of BSR) and she does not have the right to acquire any Common Stock (other than in her capacity as an executive officer or director of BSR).

(b) BSR currently has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,124,644 shares of the Common Stock referred to in paragraph (a). If BSR were to exercise its warrants to purchase Common Stock with respect to all shares, it would have the sole power to vote or direct the vote and to dispose or direct the disposition of 1,281,161 shares of Common Stock.

     Nicole Souki does not have the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Common Stock beneficially owned by BSR (other than in her capacity as an executive officer or director of BSR).

                              (Page 3 of 5 Pages)
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Add the following to (c):

     On October 27, 2000, BSR purchased 250,000 shares of Common Stock in a private transaction.

     On April 14, 2000, Cheniere issued BSR 2,200 shares of Common Stock and warrants to purchase 1,100 shares of Common Stock pursuant to the provisions of the Subscription Agreement described in Item 3 above.

     Other than such transaction, BSR has not effected any transactions in the Common Stock during the past sixty days. Nicole Souki has not effected any transactions in the Common Stock during the past sixty days.



                              (Page 4 of 5 Pages)
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  October 27, 2000

                             BSR INVESTMENTS, LTD.

                             By: /s/ NICOLE SOUKI
                                 -----------------------------------
                                 Nicole Souki
                                 President, Secretary and
                                 Chief Financial Officer



     ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).




                              (Page 5 of 5 Pages)